As filed with the Securities and Exchange Commission on February 10, 2017

File No. 333-175410
File No. 811-22578

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.
Post-Effective Amendment No. 10	[X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 13	[X]

VERICIMETRY FUNDS
(Exact name of Registrant as Specified in Charter)

1968 North Lake Avenue, #303
Altadena, CA 91001
(Address of Principal Executive Office)
(805) 570-1086
(Registrant's Telephone Number, including Area Code)

Mendel Fygenson
President
Vericimetry Funds
1968 North Lake Avenue, #303
Altadena, CA 91001
(Name and address of agent for Service)

Copies of Communications to:

Michael V. Wible
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, OH 43215

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (File No. 333-175410) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of adding an exhibit to such Registration Statement. Accordingly, this Post-Effective Amendment No. 10 consists only of a facing page, this explanatory note, Part C of the Registration Statement on Form N-1A and an exhibit. This Post-Effective Amendment No. 10 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the "SEC"). As permitted by Rule 462(d), this Post-Effective Amendment No. 10 shall become effective upon filing with the SEC.

PART C: OTHER INFORMATION

ITEM 28. EXHIBITS

The following exhibits are incorporated by reference to the previously filed document indicated below, except as noted:

(a)(1)	Certificate of Trust of Vericimetry Funds
Filing: Registration Statement on Form N-1A
Date: July 8, 2011

(a)(2)	Agreement and Declaration of Trust of Vericimetry Funds
Filing: Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A
Date: October 18, 2011

(b)	By-Laws of Vericimetry Funds
Filing: Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A
Date: October 18, 2011

(c)	Not applicable.

(d)	Investment Management Agreement between Vericimetry Advisors LLC and Vericimetry Funds
Filing: Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A
Date: January 27, 2017

(e)	Amended and Restated Distribution Agreement between UMB Distribution Services, LLC and Vericimetry Funds
Filing: Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A
Date: January 30, 2014

(f)	Not applicable.

(g)	Custody Agreement between UMB Bank N.A. and Vericimetry Funds
Filing: Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A
Date: January 30, 2014

(h)(1)	Transfer Agency and Services Agreement between UMB Fund Services, Inc. and Vericimetry Funds
Filing: Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A
Date: January 30, 2014

(h)(2)	Administration and Fund Accounting Agreement between UMB Fund Services, Inc. and Vericimetry Funds
Filing: Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A
Date: January 30, 2014

(h)(3)	Expense Limitation Agreement between Vericimetry Advisors LLC and Vericimetry Funds
Filing: Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A
Date: January 27, 2017

(i)	Consent of Thompson Hine LLP
Filing: Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A
Date: January 27, 2017

(j)	Consent of Independent Registered Public Accounting Firm
Filing: Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A
Date: January 27, 2017

(k)	Not applicable.

(l)	Subscription Agreement between Vericimetry Advisors LLC and Vericimetry Funds
Filing: Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A
Date: October 18, 2011

(m)	Not applicable.

(n)	Not applicable.

(o)	Not applicable.

(p)(1)	Code of Ethics for Vericimetry Funds and Vericimetry Advisors LLC
Filing: Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A
Date: January 27, 2017

(p)(2)	Code of Ethics of UMB Distribution Services, LLC
Filing: Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A
Date: October 18, 2011

(q)(1)	Powers of Attorney for Brian K. Wing and Paul Karapetian
Filing: Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A
Date: January 27, 2017

(q)(2)	Power of Attorney for Chad Lasdon - Filed herewith.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

The Trust takes the position that it is not under the control or common control of any person.

ITEM 30. INDEMNIFICATION

The Trustees of Vericimetry Funds (the "Trustees") shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, adviser or principal underwriter of Vericimetry Funds (the "Trust" or the "Registrant"), nor shall any Trustee be responsible for the act or omission of any other Trustee, and, subject to the provisions of the By-Laws, the Trust may, out of its assets, indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee's or officer's performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Securities Act") may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Investment Company Act of 1940, as amended (the "1940 Act"), and will be governed by the final adjudication of such issue.

Section 4 of the Distribution Agreement between the Registrant and UMB Distribution Services, LLC provides for indemnification of UMB Distribution Services, LLC, in connection with certain claims and liabilities to which UMB Distribution Services, LLC, in its capacity as Registrant's Distributor, may be subject. A copy of the Form of Distribution Agreement is incorporated by reference herein as Exhibit (e).

Article X of the Transfer Agency Agreement between the Registrant and UMB Fund Services, Inc. similarly provides for indemnification of UMB Fund Services, Inc. in connection with certain claims and liabilities to which UMB Fund Services, Inc., in its capacity as Registrant's Transfer Agent, may be subject. A copy of the Amended and Restated Transfer Agency Agreement is incorporated by reference herein as Exhibit (h)(1).

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
Vericimetry Advisors LLC, a Delaware limited liability company (the "Adviser"), serves as the investment adviser of the Vericimetry U.S. Small Cap Value Fund, a series of the Trust. The principal address of the Adviser is 1968 North Lake Avenue, #303, Altadena, CA 91001. The Adviser is an investment adviser registered with the SEC under the Investment Advisers Act of 1940.

Any other business, profession, vocation or employment of a substantial nature in which each director or principal officer of the Adviser is or has been, at any time during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee are as follows:

Name and Position with Investment Adviser	Name of Other Company	Connection with Other Company
Mendel Fygenson PhD, Chief Executive Officer & Chief Investment Officer	University of Southern California, Marshall School of Business 3670 Trousdale Pkwy Los Angeles, CA 90089-0808 Divine Analytics 972 W Campus Ln Goleta, CA 93117	Employee: Associate Professor (1995 – Present) Consultant (2008 – Present)
Ruben A. Davila, Director, Board of Directors
University of Southern California, Marshall School of Business, Leventhal School of Accounting
3660 Trousdale Parkway
Los Angeles, CA 90089

Ruben Davila CPA, ESQ Forensic Accounting & Litigation Consulting
1926 Deer Haven Dr.
Chino Hills, CA 91709
Professor (1986 – Present) Owner (1987 – Present)
Chrislynn Freed, Treasurer	University of Southern California, Marshall School of Business 3670 Trousdale Pkwy Los Angeles, CA 90089-0808	Employee: Professor (1990 – Present)

ITEM 32. PRINCIPAL UNDERWRITERS

(a)
Furnish the name of each investment company (other than the Registrant) for which each principal underwriter currently distributing the securities of the Registrant also acts as a principal underwriter, distributor or investment adviser.

Registrant's distributor, UMB Distribution Services, LLC (the "Distributor"), also acts as a distributor for:

Aspiriant Trust
FPA Capital Fund, Inc.
FPA Funds Trust
FPA New Income, Inc.
FPA Paramount Fund, Inc.
FPA U.S. Value Fund, Inc.
Green Century Funds
The Marsico Investment Fund
Scout Funds

(b)
Furnish the Information required by the following table with respect to each director, officer or partner of each principal underwriter named in the answer to Item 20 of Part B of this Form N-1A. Unless otherwise noted, the business address of each director or officer is 235 West Galena St., Milwaukee, WI 53212.

Name	Positions and Offices with Underwriter	Positions and Offices with Registrant
Maureen A. Quill	President	None
Karen Fay Luedtke	Chief Compliance Officer	None
Christine L. Mortensen	Treasurer	None
Constance Dye Shannon	Secretary	None

(c)
Commissions and other compensation earned, directly or indirectly, from the Registrant for the fiscal year ended September 30, 2016 by Registrant's principal underwriter, which was paid by the Adviser. No sales charges are paid by investors or the Fund to the Distributor.

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption and Repurchase	Brokerage Commissions	Other Compensation
UMB Distribution Services, Inc.	$0	$0	$0	$30,652

The Distributor serves as the Fund's principal underwriter and acts as exclusive agent for the Fund in selling its shares to the public. For marketing and distribution services provided, the Distributor receives a fee beginning at that annual rate of 0.01% of the Fund's average daily net assets and decreasing as the assets of the Fund reach certain levels, subject to a minimum annual fee of $12,000.

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS

State the name and address of each person maintaining principal possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act, and the rules promulgated thereunder:

(a) Registrant:

Vericimetry Funds
1968 North Lake Avenue, #303
Altadena, CA 91001

(b) Adviser:

Vericimetry Advisors LLC
1968 North Lake Avenue, #303
Altadena, CA 91001

(c) Principal Underwriter:

UMB Distribution Services, LLC
235 West Galena St.
Milwaukee, WI 53212

(d) Custodian:

UMB Bank N.A.
928 Grand Boulevard
Kansas City, MO 64106

ITEM 34. MANAGEMENT SERVICES

Not applicable.

ITEM 35. UNDERTAKINGS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the city of Altadena, State of California, on this 10th day of February 2017.

VERICIMETRY FUNDS

By:	/s/ Mendel Fygenson
Name:	Dr. Mendel Fygenson
Title:	Chairman, President, Secretary & Trustee

Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated:

Name	Title	Date

/s/ Mendel Fygenson	Chairman, President, Secretary & Trustee	February 10, 2017
Dr. Mendel Fygenson

/s/ Chrislynn Freed	Treasurer	February 10, 2017
Chrislynn Freed

Trustees

Brian K. Wing*	Trustee	February 10, 2017
Brian K. Wing

Chad Lasdon*	Trustee	February 10, 2017
Chad Lasdon

Paul Karapetian*	Trustee	February 10, 2017
Paul Karapetian

*By	/s/ Mendel Fygenson

Dr. Mendel Fygenson, pursuant to a Power of Attorney, filed herewith and previously filed with Post-Effective Amendment No. 9 to the Registrant's Registration Statement and incorporated herein by reference.

Exhibit Index

Exhibits	Exhibit No.
Power of Attorney	(q)(2)